EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 APR -3 AM 8:2

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

02028212

20th March, 2002.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 20th March 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 20th March 2002, confirming that Merrill Lynch Investment Managers Ltd has notified the Company that its interest in EMI Group plc Ordinary Shares of 14p each is 86,746,571 shares, being 11.0% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
APR 19 2002
THOMSON FINANCIAL P

Enc.

dlw 4/10

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA THE INTERNET

Company Announcements Office,
London Stock Exchange.

20th March, 2002.

AVS Security No: 251585

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Merrill Lynch Investment Managers Ltd, in a letter dated 19th March 2002 and received on 20th March 2002, that its interest in EMI Group plc Ordinary Shares of 14p each, as at 18th March 2002, was 86,746,571 shares, being 11.0% of the shares in issue.

We are advised that the interest in the said shares was held as set out below:

REGISTERED HOLDER	HOLDING
Nutraco Nominees Ltd	46,250,830
Possfund Nominees Ltd	1,600,000
Britel Nominees Ltd	2,101,000
Treasury of the Government of the Isle of Man A/C 5	297,879
Treasury of the Government of the Isle of Man A/C 10	131,354
Stamford Nominees Ltd	23,000
Merrill Lynch Pension Nominees Ltd A/C NONCERT	2,691,243
Stamford Nominees Ltd A/C Charty	85,200
Chase Nominees Ltd	9,016,859
MSS Nominees Ltd	84,000
Nortrust Nominees Ltd	1,040,345
29 Gracechurch Street Nominees Ltd	338,178
Junction Nominees Ltd	10,640,488
RBSTB Nominees Ltd	371,932
Bank of New York Nominees Ltd	718,732
Other Name(s)	11,355,531

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary